Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

04045656

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 20 2004
WASH, D.C. 208

SUPPL

15th October 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS Overseas Holdings (Delta) Ltd., Reg. No. 3968944, Annual Report for year ended 31 December 2003.
2. Taylor Nelson Sofres Services Ltd., Reg. No. 3848002, Annual return for the period ended 24 September 2004.
3. Infratest Burke Ltd., Reg. No. 2136155, Annual return for period ended 30 September 2004.
4. Infratest Burke Group Ltd., Reg. No. 2127788, Annual return for the period ended 30 September 2004.
5. Taylor Neslson Sofres RNS Announcement – 15th October 2004.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could Securities of Exchange acknowledge receipt of this letter and the documents enclosed herewith by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

J Stevens

Jackie Stevens
Enc.
CC: Bank of New York – London & New York

PROCESSED
OCT 22 2004 E
THOMSON FINANCIAL

10/21

F:\Users\CompanySecretarial 040101\Plc\Letters\041015 - (Securities & Exchange Commission) Report & Accounts 2003)(RNS Announcement).doc

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

SEC MAIL PROCESSING SECTION RECEIVED OCT 20 2004 WASH, D.C. 208

11 October 2004

Dear Sir/Madam

Company Name	**Registered No.**
TNS Overseas Holdings (Delta) Limited	**3968944**

I enclose a copy annual report for the year ended 31 December 2003, in connection with the above-named company in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

x:\users\companysecretarial 040101\companies house\041011_(various a r&a).doc

TNS Overseas Holdings (Delta) Limited

Report and accounts

for the year ended 31 December 2003

Reg No 3968944

TNS Overseas Holdings (Delta) Limited

Report and accounts

For the year ended 31 December 2003

TNS Overseas Holdings (Delta) Limited

Directors' Report

For the year ended 31 December 2003

The directors present their report with the financial statements for the period ended 31 December 2003.

Principal activities, business review and future developments

The company was dormant throughout the year.

Results and dividends

The company did not trade during the year ended 31 December 2003. Accordingly the profit on ordinary activities before taxation is nil (2002: £nil) and no profit and loss account is presented with these financial statements. The directors do not recommend payment of a dividend (2002: £nil).

Directors and their interests

The directors of the company during the year to 31 December 2003 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr EF Hoefling holds 500 (2002: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2002: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry holds 434 (2002: nil) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

During the year Mr EF Hoefling, Mr PSK Wright and Mr D Parry were granted options to subscribe for shares and shares respectively in Taylor Nelson Sofres plc.

Directors' interests in share options

	Granted in the period	Exercised in the period
EF Hoefling	35,829	-
PSK Wright	25,000	40,000
D Parry	20,829	2,934

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board

IJ Portal
Company Secretary
TNS House, Westgate, London W5 1UA
8/10/2004

TNS Overseas Holdings (Delta) Limited

Balance Sheet

As at 31 December 2003

	Notes	**2003**	2002
		£	£
Cash at bank and in hand		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	3	**1**	1
Equity shareholders' funds		**1**	1

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2) of the Companies Act 1985.

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221 of the Companies Act 1985;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 7 October 2004 and were signed on its behalf by:

EF Hoefling
Director

TNS Overseas Holdings (Delta) Limited

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

3 Called up share capital

	2003	2002
	£	£
Authorised		
10,000 ordinary share of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
1 ordinary share of £1 each	**1**	1

4 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

11 October 2004

Dear Sir/Madam

Taylor Nelson Sofres Services Limited. Reg. no- 3848002
Annual return for the period ended 24 September 2004

Infratest Burke Ltd. Reg. no- 2136155
Annual return for the period ended 30 September 2004

Infratest Burke Group Ltd Reg. no- 2127788
Annual return for the period ended 30 September 2004

Please find enclosed completed annual return (363s) for the above-named companies together with a cheque for £45.00 being the filing fee due for the above companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

x:\users\companysecretarial 040101\companies house\041011_form 363s.doc

Companies House

— for the record —

Company Name

TAYLOR NELSON SOFRES SERVICES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3848002

Information extracted from Companies House records on 28th August 2004

Section 1: Company details

Ref: 3848002/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 9305 Other service activities n.e.c.	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Executive Chairman	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Soutar LOWDEN **Address** The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB **Date of birth** 16/08/1957 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David Soutar LOWDEN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS UK LIMITED	Name ________	
Address Westgate London W5 1UA	Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** **TNS UK LIMITED**
Shares held *Class* Ordinary — *Number* 2	**Shares held** *Class* ________ *Number* ____ ________ ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____ ____ ____ __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

363s Annual Return Declaration

Companies House

— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~/ Secretary)

Date 08 / 10 / 2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *24/9/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **24th September 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensanci

Telephone number *inc code*: 0205 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____

Postcode: W5 1UA

Companies House
— for the record —

Company Name
INFRATEST BURKE LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2136155

Information extracted from Companies House records on
4th September 2004

Section 1: Company details

Ref: 2136155/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description** 7499 Non-trading

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Edward Frederick HOEFLING	Name ____
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP	Address ____
	Date of birth 17/07/1952	UK Postcode ____
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Corporate Treasurer	Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Nigel Anthony Garth SPACKMAN	Name ____
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 17 Lyndale Avenue London NW2 2QB	Address ____
	Date of birth 26/06/1944	UK Postcode ____
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Market Research	Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 02/12/1957	UK Postcode ____ ___ Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Nationality** British **Occupation** Solicitor	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 10,000	Number of shares issued
	Aggregate Nominal Value of issued shares £10,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 10,000	Total number of shares issued
	Total Nominal value of shares issued £10,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** INFRATEST BURKE GROUP LTD	Name ____	
Address Wembley Point 1 Harrow Road Wembley HA9 6DE	Address ____ ____ ____ UK Postcode ____	**Shares transferred by** INFRATEST BURKE GROUP LTD
Shares held *Class* Ordinary *Number* 10000	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

363s Annual Return Declaration

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ______ (~~Director~~ / Secretary) Date 08/10/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/9/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th September 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensand

Telephone number *inc code*: 0208 9672230

Address:
TNS House
Westgate
London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA

Companies House

— for the record —

Company Name

INFRATEST BURKE GROUP LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2127788

Information extracted from Companies House records on

4th September 2004

Section 1: Company details

Ref: 2127788/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description** 7499 Non-trading

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Corporate Treasurer	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
	Address Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___
	Date of birth 02/12/1957	Date of birth __ / __ / ____
	Nationality British	Nationality ______
Particulars of a new Director must be notified on form 288a.	**Occupation** Solicitor	Occupation ______
		Date of change __ / __ / ____
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ______________
	Nominal value of each share £1.00	Nominal value of each share ______________
	Number of shares issued 2,000,000	Number of shares issued ______________
	Aggregate Nominal Value of issued shares £2,000,000.00	Aggregate Nominal Value of issued shares ______________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2,000,000	Total number of shares issued ______________
	Total Nominal value of shares issued £2,000,000.00	Total Nominal value of shares issued ______________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** INFRATEST BURKE INTERNATIONAL GMBH	Name ______	
Address Landsbergerstrasse 338 Munich Germany	Address ______ ______ ______ UK Postcode	**Shares transferred by** INFRATEST BURKE INTERNATIONAL GMBH
Shares held *Class* Ordinary *Number* 2000000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 08/10/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/9/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th September 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sonia Bensaid

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA

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1394E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	13:18 15 Oct 04			Replace
6929D	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:09 4 Oct 04			Replace
6164D	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	15:55 1 Oct 04			Replace
4329D	Taylor Nelson Sofres PLC	Director Shareholding		Released	15:12 28 Sep 04			Replace

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Taylor Nelson Sofres PLC	Holding(s) in Company		13:18 15 Oct 04		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		2. Name of shareholder having a major interest FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES & FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUBSIDIARIES	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. NON-BENEFICIAL INTEREST		4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them BANK OF NEW YORK BRUSSELS 379,800 BANK OF NEW YORK LONDON 8,404,331 BROWN BROTHERS HARRIMAN 428,300 CHASE MANHATTAN BANK LONDON 2,474,255 CITIBANK 179,600 DEUTSCHE BANK 255,860 HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED 468,720 JP MORGAN 1,372,749 MELLON BANK 302,300 MORGAN STANLEY 565,071 NORTHERN TRUST 4,279,040 NORTRUST NOMINEES LTD 1,098,915 STATE STREET BANK & TRUST 317,378 STATE STREET NOMINEES LTD 1,288,300 CHASE MANHATTAN BANK LONDON 7,421,272 CHASE NOMINEES LTD 2,198,396 JP MORGAN 841,821 CHASE NOMINEES LIMITED 8,652,754 HSBC 1,790,333 JP MORGAN CHASE 1,407,080 STATE STREET BANK & TRUST 24,400 CHASE NOMINEES LTD 22,500 MELLON BANK 29,100 STATE STREET NOMINEES LTD 28,900 BANK OF NEW YORK LONDON 750,400 CITYBANK 325,600 DEUTSCHE BANK 50,200 HSBC 183,100 MELLON NOMINEES LTD 527,200	
5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class N/A	7. Number of shares/amount of stock disposed 6,751,912	8. Percentage of issued class 1.514%

9. Class of security ORDINARY SHARES, 5 PENCE EACH	10. Date of transaction NOT SUPPLIED	11. Date company informed 14/10/04
12. Total holding following this notification **46,067,675**	13. Total percentage holding of issued class following this notification 10.329%	

14. Any additional information N/A	15. Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320
16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY** Date of notification 15 OCTOBER 2004	

END